mobistar

RECEIVED
2004 AUG 17 A 8:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036250

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

7 July 2004

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

8/17

Mobistar N.V. S.A. - Kolonel Bourgstraat 149 Rue Colonel Bourg - Brussel B-1140 Bruxelles
Tel. 02 745 71 11 - Fax 02 745 70 00 - www.mobistar.be - TVA-BTW BE 456 810 810 - RCB-HRB 599 402 - Fortis 210-0233334-04

Press release
06/07/2004
Bernard Ghillebaert joins the executive team of Orange

Brussels, 6 July 2004 – **After the launch of Mobistar in 1995 and being in charge of this company for 8 years, Bernard Ghillebaert decided to accept a new challenge, proposed by the Orange Group. He will replace Richard Brennan in the executive team of the Orange group, as Executive Vice President, responsible for the markets, products and technology. The transition period will take a few months. The successor of Bernard Ghillebaert will be presented by the Orange Group to the Board of Directors during their next meeting on 26 July 2004.**

Bernard Ghillebaert has been the Chief Executive Officer of Mobistar since the company was founded in 1995. He spent his entire career in mobile telecommunications. Graduated from the prestigious École Polytechnique et de Télécom Paris, he joined the Centre National d'Études des Télécommunications in 1976 within the France Telecom Group. In 1982, he took the lead of the GSM development and standardisation project. He is considered as one of the main architects of the Itineris' launch, the mobile subsidiary of the Group known today as Orange France.

He was the first employee of Mobistar, and also the first CEO, at the time of the acquisition of the second license for mobile telephony in Belgium in 1995. Under his leadership the company has grown to become a stable and profitable company. In the Executive Team of the Orange Group, Bernard Ghillebaert will be responsible for the marketing and the development of products and services.